SC 3-22-04

HANGE COMMISSION
, D.C. 20549

Vf 3-18-04

04003997

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

AGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-65342

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brown Advisory Securities, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 South Bond Street Suite 400

(No. and Street)

SEC MAIL RECEIVED MAR - 1 2004 WASH. D.C. 185

Baltimore (City) MD (State) 21231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill 410-537-5414
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
111 South Calvert Street	Baltimore	Maryland	21202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

P.S.
3/23

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D.M. Churchill
David M. Churchill

Karen L. Shirey
Notary Public

KAREN L. SHIREY
COMMISSION EXPIRES 5/31/2006
HARFORD COUNTY, MD.
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Member's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC as of December 31, 2003 and 2002, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2003 and for the period from inception (September 3, 2002) to December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from inception (September 3, 2002) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 13, 2004

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2003 and 2002
(in thousands)

Assets		**2003**		**2002**
Cash	$	1,407	$	1,128
Receivable from clearing organization		622		103
Receivable from Brown Investment Advisory & Trust Company		22		—
Prepaid expenses and other assets		117		61
Employee advances (note 4)		179		—
Deposit with clearing organization (note 3)		100		—
	$	2,447	$	1,292
Liabilities and Member's Equity				
Accrued compensation	$	1,121	$	503
Payable to Brown Investment Advisory & Trust Company		—		210
Payable to clearing organization		63		24
Accrued expenses and other payables		131		43
Total liabilities		1,315		780
Member's equity		1,132		512
	$	2,447	$	1,292

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Year ended December 31, 2003 and the period
from inception (September 3, 2002) to December 31, 2002
(in thousands)

		2003		2002
Revenues:				
Commissions	$	4,567	$	98
Management services fees		170		—
Interest and margin income		960		14
Other		17		4
		5,714		116
Operating expenses:				
Employee compensation and benefits		6,978		1,127
Exchange and clearing fees		523		107
Occupancy and equipment		362		43
Communications		164		22
Other		486		146
		8,513		1,445
Net loss	$	(2,799)	$	(1,329)

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Year ended December 31, 2003 and the period
from inception (September 3, 2002) to December 31, 2002
(in thousands)

	Capital Contributions	Cumulative Deficit	Total Member's Equity
Capital contributions	$ 1,841	$ —	$ 1,841
Net loss	—	(1,329)	(1,329)
Balance at December 31, 2002	1,841	(1,329)	512
Capital contributions	3,419	—	3,419
Net loss	—	(2,799)	(2,799)
Balance at December 31, 2003	$ 5,260	$ (4,128)	$ 1,132

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Year ended December 31, 2003 and the period
from inception (September 3, 2002) to December 31, 2002
(in thousands)

		2003		2002
Cash flows from operating activities:				
Net loss	$	(2,799)	$	(1,329)
Adjustments to reconcile net loss to net cash used by operating activities				
Changes in operating assets and liabilities:				
Receivable from clearing organization, net		(480)		(79)
Prepaid expenses and other assets		(56)		(61)
Employee advances		(179)		—
Accrued compensation		618		503
Receivable from/payable to Brown Investment Advisory & Trust Company		(232)		210
Accrued expenses and other payables		88		43
Net cash used by operating activities		(3,040)		(713)
Cash flows used by investing activity – purchase of investments		(100)		—
Cash flows provided by financing activity – members capital contributions		3,419		1,841
Net increase in cash		279		1,128
Cash at the beginning of period		1,128		—
Cash at the end of period	$	1,407	$	1,128

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered under the Securities and Exchange Act of 1934. The Company's sole member is Brown Capital Holdings Incorporated (Holdings). The Company became a member of the National Association of Securities Dealers, Inc. on September 3, 2002.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Management Services Fees

Management services fees are generally based on the market value of the assets under management and are determined on a quarterly basis.

(c) Cash

The Company classifies all short-term investments with maturities at dates of purchase of three months or less as cash equivalents. At December 31, 2003 and 2002, there were no short-term investments classified as cash equivalents.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(e) Income Taxes

The Company is included in the federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(f) Investments

Marketable securities are carried at market value, and securities not readily marketable are carried at fair value as determined by management.

(g) Reclassifications

Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

(3) Deposit with clearing organization

Deposits with clearing organization consisted of U.S. Treasury obligations at December 31, 2003.

(4) Employee Advances

Pursuant to employment agreements, the Company recorded employee advances receivable of $179,000 which represents the amounts advanced to employees in excess of commissions earned as of December 31, 2003. These advances are initially non-interest bearing and are due as the employees earns commissions on executed securities transactions. The Company believes these advances are collectible, and accordingly, has not recorded a valuation allowance.

(5) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 and 8 times its "net capital," as those terms are defined in the rule at December 31, 2003 and 2002, respectively. This rule also requires that the Company maintain "net capital" of the greater of $100,000 or 12-1/2% of aggregate indebtedness at December 31, 2003 and $50,000 or 6-2/3% of aggregate indebtedness at December 31, 2002. In computing net capital, items not readily convertible into cash are excluded.

(Continued)

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Aggregate indebtedness	$ 1,315	$ 780
Net capital — total member's equity	$ 1,132	$ 512
Debt items:		
Nonallowable assets:		
Receivable from affiliate	(22)	—
Prepaid expenses and other assets	(296)	(61)
Other deductions:		
Fidelity bond	(122)	(54)
Unsecured debits	(2)	(4)
Haircuts	(29)	—
Net capital	$ 661	$ 393
Minimum required net capital	$ 100	$ 97
Excess net capital	$ 561	$ 296
Ratio of aggregate indebtedness to net capital	199%	199%

There are no differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17 A-5 (FOCUS filing) as of December 31, 2003 and 2002.

(6) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(7) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee benefits. Under a letter of understanding among Holdings, Trust and the Company, Holdings makes payments to Trust on behalf of the Company for services provided by Trust under the Service Agreement in amounts equal to the tax benefit of net losses incurred by the Company. For the years ended December 31, 2003 and 2002, payments by Holdings to Trust of $1,070,000 and $516,000 respectively were recorded as member capital contributions to the Company. At December 31, 2003 and 2002 the Company had amounts receivable from and (payable to) the Trust of $22,000 and ($210,000), respectively.

(8) Income Taxes

Deferred tax assets are comprised of the following at December 31, 2003 and 2002:

		2003		2002
Net operating loss carryforward	$	740,000	$	513,000
Deferred compensation		237,000		—
Other		3,000		—
Less valuation allowance		(980,000)		(513,000)
Net deferred tax assets	$	—	$	—

The Company has determined that it is not more likely than not that the deferred tax assets will be realized based on consideration of available evidence and, accordingly, has provided valuation allowances for the full amounts of the deferred tax assets at December 31, 2003 and 2002.

The Company had no current or deferred income tax expense for the year ended December 31, 2003 and for the period from September 3, 2002 to December 31, 2002. As of December 31, 2003, the Company has a net operating loss carryforward (NOL) for income tax purposes of $1,917,000, of which $445,000 will expire in 2022 and $1,472,000 will expire in 2023. The Company's NOL carrryforwards of $1,917,000 have been reduced by $1,557,000 which represents the utilization of NOL carryback claims filed by Holdings. The Company received a capital contribution from Holdings for the utilization of its NOLs. Utilization of net operating losses may be subject to annual limitations under various Internal Revenue Code sections and similar state provisions.

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004